Exhibit 99.1

Contact for Media and Investors:

Margaret Shi

Email: ir@service.netease.com

Tel: (+86) 571-8985-3378

Twitter: https://twitter.com/NetEase_Global

NetEase Announces First Quarter 2023 Unaudited Financial Results

(Hangzhou- May 25, 2023)- NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase” or the “Company”), one of China’s leading internet and online game services providers, today announced its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Financial Highlights

•	Net revenues were RMB25.0 billion (US$3.6 billion), an increase of 6.3% compared with the first quarter of 2022.

•	Games and related value-added services net revenues were RMB20.1 billion (US$2.9 billion), an increase of 7.6% compared with the first quarter of 2022.

•	Youdao net revenues were RMB1.2 billion (US$169.4 million), a decrease of 3.1% compared with the first quarter of 2022.

•	Cloud Music net revenues were RMB2.0 billion (US$285.4 million), a decrease of 5.2% compared with the first quarter of 2022.

•	Innovative businesses and others net revenues were RMB1.9 billion (US$270.5 million), an increase of 12.8% compared with the first quarter of 2022.

•	Gross profit was RMB14.9 billion (US$2.2 billion), an increase of 16.0% compared with the first quarter of 2022.

•	Total operating expenses were RMB7.7 billion (US$1.1 billion), an increase of 4.7% compared with the first quarter of 2022.

•	Net income attributable to the Company’s shareholders was RMB6.8 billion (US$983.6 million). Non-GAAP net income attributable to the Company’s shareholders was RMB7.6 billion (US$1.1 billion).[1]

•	Basic net income per share was US$0.31 (US$1.53 per ADS). Non-GAAP basic net income per share was US$0.34 (US$1.71 per ADS).[1]

First Quarter 2023 and Recent Operational Highlights

•	Extended the popularity of leading franchise titles including both the Fantasy Westward Journey and Westward Journey Online series, as well as other hit titles such as Identity V, Justice and the mobile version of New Ghost.

•	Boosted user growth while further consolidating the ecosystem of Eggy Party, which topped China’s iOS games download chart in the first quarter.

•	Announced release dates for exciting new titles, including Justice mobile game slated for release on June 30, as well as plans to bring Harry Potter: Magic Awakened to international markets this summer.

•	Strengthened robust game pipeline through the development of multiple upcoming titles including Badlanders, Racing Master and Naraka: Bladepoint mobile game, as well as Eggy Party for the international markets.

•	Continued to enrich the Cloud Music ecosystem and expand its unique content offerings, while enlarging its thriving community with high user engagement, improving its gross margin and fortifying its foundation for future development.

•	Resumed growth trajectory of STEAM courses and other key business lines of Youdao despite a challenging macro environment in January, positioning it for future development.

“We are off to a good start in 2023 with a stellar performance from our games portfolio, which drove our total net revenues to RMB25.0 billion in the first quarter, up more than 6% year-over-year,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “Our flagship games have consistently captivated and engaged our devoted players, while new games like Eggy Party further broaden our appeal and bring new player groups into our community. Looking at the rest of the year, we are excited to unleash several highly anticipated games, which span a variety of genres and geographies. Our primary focus remains on developing games that resonate with diverse demographics, and we’re committed to delivering even more exceptional, high-quality games to our global player base.

[1] As used in this announcement, non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted net income per share and per ADS are defined to exclude share-based compensation expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this announcement.

“In addition to gaming, Cloud Music and Youdao continue to develop trailblazing content that drives their respective industries forward. Across the NetEase family, we strive to raise the bar with dynamic, premium content that increases the value we provide to our growing user community and all of our stakeholders,” Mr. Ding concluded.

First Quarter 2023 Financial Results

Net Revenues

Net revenues for the first quarter of 2023 were RMB25,046.3 million (US$3,647.0 million), compared with RMB25,354.1 million and RMB23,555.8 million for the preceding quarter and the first quarter of 2022, respectively.

Net revenues from games and related value-added services were RMB20,065.6 million (US$2,921.8 million) for the first quarter of 2023, compared with RMB19,085.7 million and RMB18,641.8 million for the preceding quarter and the first quarter of 2022, respectively. Net revenues from the operation of online games accounted for approximately 92.7% of the segment’s net revenues for the first quarter of 2023, compared with 91.8% and 92.7% for the preceding quarter and the first quarter of 2022, respectively. Net revenues from mobile games accounted for approximately 72.3% of net revenues from the operation of online games for the first quarter of 2023, compared with 66.4% and 66.9% for the preceding quarter and the first quarter of 2022, respectively.

Net revenues from Youdao were RMB1,163.3 million (US$169.4 million) for the first quarter of 2023, compared with RMB1,454.0 million and RMB1,200.5 million for the preceding quarter and the first quarter of 2022, respectively.

Net revenues from Cloud Music were RMB1,959.8 million (US$285.4 million) for the first quarter of 2023, compared with RMB2,376.3 million and RMB2,067.2 million for the preceding quarter and the first quarter of 2022, respectively. In the first quarter of 2023, Cloud Music introduced a number of measures to its live streaming services to enhance the listening experience of more dedicated music fans and reinforce its risk controls. These included reducing the in-app exposure of certain live streaming functions and lowering broadcasters’ and agencies’ revenue sharing ratio. These measures led to a decrease in net revenues from Cloud Music’s social entertainment services in the first quarter.

Net revenues from innovative businesses and others were RMB1,857.6 million (US$270.5 million) for the first quarter of 2023, compared with RMB2,438.2 million and RMB1,646.3 million for the preceding quarter and the first quarter of 2022, respectively.

Gross Profit

Gross profit for the first quarter of 2023 was RMB14,896.5 million (US$2,169.1 million), compared with RMB13,244.4 million and RMB12,836.4 million for the preceding quarter and the first quarter of 2022, respectively.

The quarter-over-quarter increase in games and related value-added services’ gross profit was primarily due to increased net revenues from the operation of online games such as Eggy Party, as well as the one-off recognition of royalty fees related to certain licensed games recorded under cost of revenues in the preceding quarter. The year-over-year increase was primarily due to increased net revenues from the operation of online games such as Eggy Party, which was launched in May 2022.

The quarter-over-quarter decrease in Youdao’s gross profit primarily resulted from decreased net revenues from smart devices due to seasonality, as well as the adverse impact from the pandemic in the first quarter of 2023. The year-over-year decrease primarily resulted from decreased net revenues from learning services.

The quarter-over-quarter and year-over-year increases in Cloud Music’s gross profit primarily resulted from continued improvement in cost control measures.

The quarter-over-quarter decrease in innovative businesses and others’ gross profit was primarily due to decreased e-commerce net revenues from Yanxuan and advertising services resulting from seasonality. The year-over-year increase was primarily due to increased e-commerce net revenues from Yanxuan.

Gross Profit Margin

Gross profit margin for games and related value-added services for the first quarter of 2023 was 66.7%, compared with 59.1% and 62.2% for the preceding quarter and the first quarter of 2022, respectively. The quarter-over-quarter increase was primarily attributable to the one-off recognition of royalty fees related to certain licensed games recorded under cost of revenues in the preceding quarter, as well as changes in the revenue mix of NetEase’s self-developed, co-developed and licensed games. The year-over-year increase was attributable to changes in the revenue mix.

Gross profit margin for Youdao for the first quarter of 2023 was 51.7%, compared with 53.3% and 53.1% for the preceding quarter and the first quarter of 2022, respectively. The quarter-over-quarter decrease was mainly due to the reduction in net revenues from smart devices, while the year-over-year decrease was mainly due to decreased net revenues from learning services, as enumerated above.

Gross profit margin for Cloud Music was 22.4% for the first quarter of 2023, compared with 17.8% and 12.2% for the preceding quarter and the first quarter of 2022, respectively. The quarter-over-quarter and year-over-year improvements were mainly due to the improvement in cost control measures.

Gross profit margin for innovative businesses and others for the first quarter of 2023 was 25.4%, compared with 31.5% and 21.7% for the preceding quarter and the first quarter of 2022, respectively. The quarter-over-quarter and year-over-year fluctuations were mainly due to the factors enumerated above.

Operating Expenses

Total operating expenses for the first quarter of 2023 were RMB7,676.5 million (US$1,117.8 million), compared with RMB8,810.9 million and RMB7,329.3 million for the preceding quarter and the first quarter of 2022, respectively. The quarter-over-quarter decrease was mainly due to decreased marketing and research and development expenditures related to games and related value-added services. The year-over-year increase was mainly due to higher staff-related costs.

Other Income/ (Expenses)

Other income/ (expenses) consisted of investment (loss)/ income, interest income, exchange losses and others. The quarter-over-quarter and year-over-year increases in other income were mainly due to higher investment income from fair value changes of equity investments with readily determinable fair value.

Income Taxes

The Company recorded a net income tax charge of RMB1,628.6 million (US$237.1 million) for the first quarter of 2023, compared with RMB966.6 million and RMB1,219.3 million for the preceding quarter and the first quarter of 2022, respectively. The effective tax rate for the first quarter of 2023 was 19.5%, compared with 20.2% and 22.0% for the preceding quarter and the first quarter of 2022, respectively. The effective tax rate represents certain estimates by the Company as to the tax obligations and benefits applicable to it in each quarter.

Net Income and Non-GAAP Net Income

Net income attributable to the Company’s shareholders totaled RMB6,754.6 million (US$983.6 million) for the first quarter of 2023, compared with RMB3,952.7 million and RMB4,394.0 million for the preceding quarter and the first quarter of 2022, respectively.

NetEase reported basic net income of US$0.31 per share (US$1.53 per ADS) for the first quarter of 2023, compared with US$0.18 per share (US$0.89 per ADS) and US$0.20 per share (US$0.98 per ADS) for the preceding quarter and the first quarter of 2022, respectively.

Non-GAAP net income attributable to the Company’s shareholders totaled RMB7,566.2 million (US$1,101.7 million) for the first quarter of 2023, compared with RMB4,811.4 million and RMB5,117.6 million for the preceding quarter and the first quarter of 2022, respectively.

NetEase reported non-GAAP basic net income of US$0.34 per share (US$1.71 per ADS) for the first quarter of 2023, compared with US$0.22 per share (US$1.08 per ADS) and US$0.23 per share (US$1.14 per ADS) for the preceding quarter and the first quarter of 2022, respectively.

Quarterly Dividend

The board of directors has approved a dividend of US$0.0930 per share (US$0.4650 per ADS) for the first quarter of 2023 to holders of ordinary shares and holders of ADSs as of the close of business on June 9, 2023, Beijing/ Hong Kong Time and New York Time, respectively, payable in U.S. dollars. For holders of ordinary shares, in order to qualify for the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on June 9, 2023 (Beijing/ Hong Kong Time). The payment date is expected to be June 21, 2023 for holders of ordinary shares, and on or around June 23, 2023 for holders of ADSs.

NetEase paid a dividend of US$0.0540 per share (US$0.2700 per ADS) for the fourth quarter of 2022 in March 2023.

Under the Company’s current dividend policy, the determination to make dividend distributions and the amount of such distribution in any particular quarter will be made at the discretion of its board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Other Information

As of March 31, 2023, the Company’s total cash and cash equivalents, current and non-current time deposits and restricted cash, as well as short-term investments balance, minus short-term and long-term loans, totaled RMB95.1 billion (US$13.9 billion), compared with RMB95.6 billion as of December 31, 2022. Cash flow generated from operating activities was RMB6,000.7 million (US$873.8 million) for the first quarter of 2023, compared with RMB9,009.2 million and RMB4,582.6 million for the preceding quarter and the first quarter of 2022, respectively.

Share Repurchase Program

On February 25, 2021, the Company announced that its board of directors had approved a share repurchase program of up to US$2.0 billion of the Company’s outstanding ADSs and ordinary shares in open market transactions for a period not to exceed 24 months beginning on March 2, 2021. This amount was subsequently increased to US$3.0 billion. This share repurchase program was completed on January 9, 2023 with the Company having purchased an aggregate of approximately 33.6 million ADSs for nearly US$3.0 billion.

On November 17, 2022, the Company announced that its board of directors had approved a new share repurchase program of up to US$5.0 billion of the Company’s ADSs and ordinary shares in open market transactions. This new share repurchase program commenced on January 10, 2023 following the completion of the prior program, and will be in effect for a period not to exceed 36 months from such date. As of March 31, 2023, approximately 3.1 million ADSs had been repurchased under this program for a total cost of US$267.1 million.

The extent to which NetEase repurchases its ADSs and its ordinary shares depends upon a variety of factors, including market conditions. These programs may be suspended or discontinued at any time.

** The United States dollar (US$) amounts disclosed in this announcement are presented solely for the convenience of the reader. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 8:00 a.m. New York Time on Thursday, May 25, 2023 (Beijing/ Hong Kong Time: 8:00 p.m., Thursday, May 25, 2023). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-914-202-3258 and providing conference ID: 10030397, 15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-855-883-1031 and entering PIN: 10030397. The replay will be available through June 1, 2023.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com/.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase”) is a leading internet and game services provider centered around premium content. With extensive offerings across its expanding gaming ecosystem, the Company develops and operates some of the most popular and longest running mobile and PC games available in China and globally.

Powered by one of the largest in-house game R&D teams focused on mobile, PC and console, NetEase creates superior gaming experiences, inspires players, and passionately delivers value for its thriving community worldwide. By infusing play with culture, and education with technology, NetEase transforms gaming into a meaningful vehicle to build a more entertaining and enlightened world.

Beyond games, NetEase service offerings include its majority-controlled subsidiaries Youdao (NYSE: DAO), an intelligent learning company with industry-leading technology, and Cloud Music (HKEX: 9899), a well-known online music platform featuring a vibrant content community, as well as Yanxuan, NetEase’s private label consumer lifestyle brand.

NetEase’s market-leading ESG initiatives are among the most recognized in the global media and entertainment industry, earning it inclusion in 2022 Dow Jones Sustainability World Index, 2022 Dow Jones Sustainability Emerging Markets Index, and 2023 Bloomberg Gender-Equality Index, as well as receiving an “A” rating from MSCI. For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This announcement contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. In addition, statements that are not historical facts, including statements about NetEase’s strategies and business plans, its expectations regarding the growth of its business and its revenue and the quotations from management in this announcement are or contain forward-looking statements. NetEase may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online games market will not continue to grow or that NetEase will not be able to maintain its position in that market in China or globally; risks associated with NetEase’s business and operating strategies and its ability to implement such strategies; NetEase’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; potential changes in government regulation that could adversely affect the industry and geographical markets in which NetEase operates, including, among others, initiatives to enhance supervision of companies listed on an overseas stock exchange and tighten scrutiny over data privacy and data security; the risk that NetEase may not be able to continuously develop new and creative online services or that NetEase will not be able to set, or follow in a timely manner, trends in the market; the risk related to economic uncertainty and capital market disruption; the risk related to the expansion of NetEase’s businesses and operations internationally; and the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results. Further information regarding these and other risks is included in NetEase’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted net income per ADS and per share, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income attributable to the Company’s shareholders as net income attributable to the Company’s shareholders excluding share-based compensation expenses. Non-GAAP net income attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses. NetEase believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income attributable to the Company’s shareholders is that it does not reflect all items of expense/ income that affect our operations. Share-based compensation expenses have been and may continue to be incurred in NetEase’s business and are not reflected in the presentation of non-GAAP net income attributable to the Company’s shareholders. In addition, the non-GAAP financial measures NetEase uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this announcement. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,	March 31,	March 31,
	2022	2023	2023
	RMB	RMB	USD (Note 1)
Assets
Current assets:
Cash and cash equivalents	24,889,000	13,700,778	1,994,988
Time deposits	84,947,679	98,364,645	14,323,001
Restricted cash	2,699,055	3,083,493	448,991
Accounts receivable, net	5,002,872	6,091,593	887,005
Inventories	993,636	876,303	127,600
Prepayments and other current assets, net	5,448,284	5,051,010	735,484
Short-term investments	7,622,673	8,379,470	1,220,145
Total current assets	131,603,199	135,547,292	19,737,214

Non-current assets:
Property, equipment and software, net	6,342,330	6,617,950	963,648
Land use rights, net	4,121,767	4,122,407	600,269
Deferred tax assets	1,480,789	1,269,291	184,823
Time deposits	2,973,840	2,731,840	397,787
Restricted cash	270	290	42
Other long-term assets	26,238,790	27,952,374	4,070,181
Total non-current assets	41,157,786	42,694,152	6,216,750
Total assets	172,760,985	178,241,444	25,953,964

Liabilities, Redeemable Noncontrolling Interests and Shareholders’ Equity
Current liabilities:
Accounts payable	1,507,141	831,118	121,020
Salary and welfare payables	4,732,941	2,572,177	374,538
Taxes payable	2,813,096	3,547,553	516,564
Short-term loans	23,875,704	27,392,771	3,988,696
Contract liabilities	12,518,890	12,997,793	1,892,625
Accrued liabilities and other payables	11,381,075	10,839,222	1,578,313
Total current liabilities	56,828,847	58,180,634	8,471,756

Non-current liabilities:
Deferred tax liabilities	2,126,120	2,492,242	362,899
Long-term loans	3,654,964	3,730,073	543,141
Other long-term liabilities	1,277,574	1,165,017	169,640
Total non-current liabilities	7,058,658	7,387,332	1,075,680
Total liabilities	63,887,505	65,567,966	9,547,436

Redeemable noncontrolling interests	136,440	136,860	19,928

NetEase, Inc.’s shareholders’ equity	104,731,317	108,642,145	15,819,521
Noncontrolling interests	4,005,723	3,894,473	567,079
Total equity	108,737,040	112,536,618	16,386,600

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	172,760,985	178,241,444	25,953,964

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data or per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2022	2022	2023	2023
	RMB	RMB	RMB	USD (Note 1)
Net revenues	23,555,842	25,354,129	25,046,287	3,647,022
Cost of revenues	(10,719,463)	(12,109,765)	(10,149,741)	(1,477,917)
Gross profit	12,836,379	13,244,364	14,896,546	2,169,105

Operating expenses:
Selling and marketing expenses	(2,915,489)	(3,417,909)	(2,905,046)	(423,007)
General and administrative expenses	(1,015,769)	(1,302,932)	(1,021,678)	(148,768)
Research and development expenses	(3,398,082)	(4,090,076)	(3,749,732)	(546,003)
Total operating expenses	(7,329,340)	(8,810,917)	(7,676,456)	(1,117,778)
Operating profit	5,507,039	4,433,447	7,220,090	1,051,327

Other income/ (expenses):
Investment (loss)/ income, net	(548,702)	(37,102)	471,368	68,636
Interest income, net	458,244	629,290	776,030	112,999
Exchange losses, net	(97,880)	(594,241)	(386,568)	(56,289)
Other, net	216,330	344,875	258,033	37,573
Income before tax	5,535,031	4,776,269	8,338,953	1,214,246
Income tax	(1,219,271)	(966,574)	(1,628,559)	(237,137)
Net income	4,315,760	3,809,695	6,710,394	977,109

Accretion of redeemable noncontrolling interests	(733)	(710)	(860)	(125)
Net loss attributable to noncontrolling interests	78,996	143,752	45,100	6,567
Net income attributable to the Company’s shareholders	4,394,023	3,952,737	6,754,634	983,551

Net income per share *
Basic	1.34	1.22	2.10	0.31
Diluted	1.33	1.21	2.07	0.30

Net income per ADS *
Basic	6.70	6.10	10.49	1.53
Diluted	6.63	6.05	10.37	1.51

Weighted average number of ordinary shares used in calculating net income per share *
Basic	3,277,280	3,239,282	3,221,083	3,221,083
Diluted	3,316,129	3,269,082	3,256,511	3,256,511

* Each ADS represents five ordinary shares.

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2022	2022	2023	2023
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	4,315,760	3,809,695	6,710,394	977,109
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	766,180	769,141	1,082,269	157,590
Fair value changes of equity security investments	1,541,002	148,156	(226,720)	(33,013)
Impairment losses of investments and other long-term assets	5,000	45,401	-	-
Fair value changes of short-term investments	(79,776)	(23,364)	(137,916)	(20,082)
Share-based compensation cost	746,154	876,560	822,413	119,753
(Reversal of)/ allowance for expected credit losses	(313)	6,615	20,720	3,017
Losses/ (gains) on disposal of property, equipment and software	1,445	1,166	(610)	(89)
Unrealized exchange losses	98,034	589,665	385,961	56,200
Gains on disposal of long-term investments	(4,000)	(62,922)	(5,768)	(840)
Deferred income taxes	315,228	578,317	577,666	84,115
Share of results on equity method investees and revaluation results from previously held equity interest	(911,498)	(54,746)	(95,808)	(13,951)
Changes in operating assets and liabilities:
Accounts receivable	212,075	224,197	(1,116,282)	(162,543)
Inventories	103,591	(60,695)	117,330	17,085
Prepayments and other assets	(569,843)	1,095,882	125,827	18,322
Accounts payable	(92,373)	576,021	(612,939)	(89,251)
Salary and welfare payables	(1,756,224)	1,965,624	(2,225,737)	(324,092)
Taxes payable	73,446	(928,071)	733,716	106,837
Contract liabilities	(78,200)	(1,396,523)	489,991	71,348
Accrued liabilities and other payables	(103,136)	849,094	(643,836)	(93,750)
Net cash provided by operating activities	4,582,552	9,009,213	6,000,671	873,765

Cash flows from investing activities:
Purchase of property, equipment and software	(749,361)	(348,821)	(652,939)	(95,075)
Proceeds from sale of property, equipment and software	12,565	2,257	2,504	365
Purchase of intangible assets, content and licensed copyrights	(143,836)	(161,987)	(826,682)	(120,374)
Net change in short-term investments with terms of three months or less	1,710,845	(931,790)	(723,151)	(105,299)
Purchase of short-term investments with terms over three months	(1,250,000)	(4,700,000)	-	-
Proceeds from maturities of short-term investments with terms over three months	553,831	6,966,682	104,269	15,183
Investment in long-term investments and acquisition of subsidiaries	(1,690,271)	(1,694,928)	(1,229,048)	(178,963)
Proceeds from disposal of long-term investments	34,237	92,795	41,280	6,011
Placement/ rollover of matured time deposits	(24,045,997)	(22,975,014)	(36,320,103)	(5,288,617)
Proceeds from maturities of time deposits	14,699,795	27,676,529	22,332,349	3,251,842
Change in other long-term assets	(169,545)	(61,552)	(120,841)	(17,596)
Net cash (used in)/ provided by investing activities	(11,037,737)	3,864,171	(17,392,362)	(2,532,523)

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(in thousands)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2022	2022	2023	2023
	RMB	RMB	RMB	USD (Note 1)
Cash flows from financing activities:
Net changes from loans with terms of three months or less	3,403,195	(3,753,493)	2,638,040	384,128
Proceed of loans with terms over three months	1,915,210	2,765,086	1,279,559	186,318
Payment of loans with terms over three months	-	(191,158)	(40,422)	(5,886)
Net amounts (paid)/ received related to repurchase of or capital contribution from noncontrolling interests and redeemable noncontrolling interests shareholders	(102,042)	23,616	24,349	3,545
Cash paid for repurchase of NetEase’s ADSs/ purchase of subsidiaries’ ADSs and shares	(1,243,917)	(3,007,765)	(2,116,757)	(308,224)
Dividends paid to NetEase’s shareholders	(1,683,472)	(2,018,984)	(1,212,340)	(176,530)
Net cash provided by/ (used in) financing activities	2,288,974	(6,182,698)	572,429	83,351

Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	(21,202)	53,237	15,498	2,257
Net (decrease)/ increase in cash, cash equivalents and restricted cash	(4,187,413)	6,743,923	(10,803,764)	(1,573,150)
Cash, cash equivalents and restricted cash, at the beginning of the period	17,376,115	20,844,402	27,588,325	4,017,171
Cash, cash equivalents and restricted cash, at end of the period	13,188,702	27,588,325	16,784,561	2,444,021

Supplemental disclosures of cash flow information:
Cash paid for income tax, net	1,515,330	971,217	1,074,579	156,471
Cash paid for interest expense	37,741	264,232	275,714	40,147

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(in thousands, except percentages)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2022	2022	2023	2023
	RMB	RMB	RMB	USD (Note 1)
Net revenues:
Games and related value-added services	18,641,814	19,085,708	20,065,597	2,921,777
Youdao	1,200,541	1,453,982	1,163,270	169,385
Cloud Music	2,067,206	2,376,257	1,959,841	285,375
Innovative businesses and others	1,646,281	2,438,182	1,857,579	270,485
Total net revenues	23,555,842	25,354,129	25,046,287	3,647,022

Cost of revenues:
Games and related value-added services	(7,052,050)	(7,805,578)	(6,683,048)	(973,127)
Youdao	(562,691)	(679,295)	(561,420)	(81,749)
Cloud Music	(1,815,649)	(1,953,900)	(1,520,378)	(221,384)
Innovative businesses and others	(1,289,073)	(1,670,992)	(1,384,895)	(201,657)
Total cost of revenues	(10,719,463)	(12,109,765)	(10,149,741)	(1,477,917)

Gross profit:
Games and related value-added services	11,589,764	11,280,130	13,382,549	1,948,650
Youdao	637,850	774,687	601,850	87,636
Cloud Music	251,557	422,357	439,463	63,991
Innovative businesses and others	357,208	767,190	472,684	68,828
Total gross profit	12,836,379	13,244,364	14,896,546	2,169,105

Gross profit margin:
Games and related value-added services	62.2%	59.1%	66.7%	66.7%
Youdao	53.1%	53.3%	51.7%	51.7%
Cloud Music	12.2%	17.8%	22.4%	22.4%
Innovative businesses and others	21.7%	31.5%	25.4%	25.4%

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.8676 on the last trading day of March 2023 (March 31, 2023) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on March 31, 2023, or at any other certain date.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2022	2022	2023	2023
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenues	198,135	195,793	203,514	29,634
Operating expenses
Selling and marketing expenses	30,373	33,001	32,353	4,711
General and administrative expenses	279,062	349,444	294,281	42,851
Research and development expenses	238,584	298,322	292,265	42,557

The accompanying notes are an integral part of this announcement.

Note 3: The financial information prepared and presented in this announcement might be different from those published and to be published by NetEase’s listed subsidiaries to meet the disclosure requirements under U.S. GAAP or different accounting standards requirement.

Note 4: The unaudited reconciliation of GAAP and non-GAAP results is set out as follows in RMB and USD (in thousands, except per share data or per ADS data):

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2022	2022	2023	2023
	RMB	RMB	RMB	USD (Note 1)
Net income attributable to the Company’s shareholders	4,394,023	3,952,737	6,754,634	983,551
Add: Share-based compensation	723,603	858,637	811,600	118,178
Non-GAAP net income attributable to the Company’s shareholders	5,117,626	4,811,374	7,566,234	1,101,729

Non-GAAP net income per share *
Basic	1.56	1.49	2.35	0.34
Diluted	1.54	1.47	2.32	0.34

Non-GAAP net income per ADS *
Basic	7.81	7.43	11.74	1.71
Diluted	7.72	7.36	11.62	1.69

* Each ADS represents five ordinary shares.

The accompanying notes are an integral part of this announcement.